______________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

______________________________________

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For August 14, 2002

Song Networks N.V.

(Translation of registrant's name into English)

Blak 16,

3011 TA Rotterdam, The Netherlands

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...x.... Form 40-F.......

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...x...

SONG NETWORKS N.V. AND SUBSIDIARIES

PART I - FINANCIAL INFORMATION

Page No.

Item 1. Financial Statements (Unaudited)

Condensed Consolidated Balance Sheets at December 31,

2001 (Audited) and June 30, 2002 (unaudited) 3

Condensed Consolidated Statements of Operation for the

Three Months and the Six Months Ended June 30, 2001

and 2002 (unaudited) 4

Condensed Consolidated Statements of Cash Flows for the

Six Months Ended June 30, 2001 and 2002 (unaudited) 5

Notes to Condensed Consolidated Financial Statements (unaudited) 6

Item 2. Management's Discussion and Analysis of Financial

Condition and Results of Operations 14

Item 3. Quantitative and Qualitative Disclosures About

Market Risk 41

PART II - OTHER INFORMATION

Item 1. Legal Proceedings 43

Item 2. Changes in Securities and Use of Proceeds 43

Item 3. Defaults Upon Senior Securities 43

Item 4. Submission of Matters to a Vote of Security Holders 44

Item 5. Other Information 44

Item 6. Exhibits and Reports on Form 6-K 44

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	June 30,
	2001	2002	2002
	SEK	SEK	USD
	(audited)	(unaudited)	(unaudited)
ASSETS

Current Assets:
Cash and cash equivalents	231,909	170,412	18,509
Restricted current assets	247,145	85,752	9,314
Short-term investments	783,240	49,519	5,378
Accounts receivable, net	829,514	588,091	63,874
Other current assets	530,522	431,864	46,906
Total current assets	2,622,330	1,325,638	143,981

Property and equipment, net	5,624,271	5,042,411	547,671
Goodwill, net	1,393,783	157,228	17,077
Other assets	54,221	114,912	12,481
Total assets	9,694,605	6,640,189	721,210

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	754,240	585,754	63,621
Accrued expenses and other liabilities	1,194,844	917,563	99,659
Payable to Parent, net	124,944	134,021	14,556
Provisions for restructuring and contingent payments	258,757	124,012	13,469
Total current liabilities	2,332,785	1,761,350	191,305

Long-term debt, net	5,399,313	5,121,753	556,289

Shareholders' equity:
Share capital	443	443	48
Additional paid-in capital	4,728,515	4,728,560	513,583
Other comprehensive income (loss)	266,555	264,328	28,709
Accumulated deficit	(3,033,006)	(5,236,245)	(568,724)
Total shareholders' equity	1,962,507	(242,914)	(26,384)
Total liabilities and shareholders' equity	9,694,605	6,640,189	721,210

See notes to unaudited condensed consolidated financial statements.

,

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

(unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2001	2002	2002	2001	2002	2002
	SEK	SEK	USD	SEK	SEK	USD

OPERATING REVENUES	500,222	558,886	60,702	914,666	1,149,074	124,804

OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	(349,317)	(331,224)	(35,975)	(618,139)	(684,821)	(74,380)
Selling	(85,055)	(79,124)	(8,594)	(163,723)	(155,745)	(16,916)
General and administrative	(235,620)	(188,678)	(20,493)	(408,719)	(393,408)	(42,729)
Depreciation and amortization	(138,620)	(252,612)	(27,437)	(246,755)	(504,190)	(54,762)
Impairment of long-lived assets held for use	-	(416,369)	(45,223)	-	(416,369)	(45,223)
Total operating expenses	(808,612)	(1,268,007)	(137,722)	(1,437,336)	(2,154,533)	(234,010)

OPERATING LOSS	(308,390)	(709,121)	(77,020)	(522,670)	(1,005,459)	(109,206)

OTHER INCOME (EXPENSE):
Interest income	33,439	19,441	2,112	67,541	31,019	3,369
Interest expense	(142,341)	(181,976)	(19,765)	(273,852)	(354,157)	(38,466)
Other income (expense), net	(16,772)	1,750	190	19,810	(11,113)	(1,207)
Foreign exchange gains (losses), net	2,592	151,087	16,410	(2,220)	283,656	30,809
Loss before income taxes and cumulative effect of a change in accounting principle	(431,472)	(718,819)	(78,073)	(711,391)	(1,056,054)	(114,701)
Income tax benefit (expense)	(1,057)	(7)	(1)	(1,057)	(379)	(41)
Loss before cumulative effect of a change in accounting principle	(432,529)	(718,826)	(78,074)	(712,448)	(1,056,433)	(114,742)
Cumulative effect on prior years (to December 31, 2001) of changing to impairment test of goodwill based on discounted cash flows	-	(1,146,806)	(124,558)	-	(1,146,806)	(124,558)
Net loss	(432,529)	(1,865,632)	(202,632)	(712,448)	(2,203,239)	(239,300)

Basic and diluted loss per share
Loss before cumulative effect of change in accounting principle	(87.54)	(145.48)	(15.80)	(144.20)	(213.81)	(23.22)
Cumulative effect of change in accounting principle	-	(232.11)	(25.21)	-	(232.11)	(25.21)
Net loss	(87.54)	(377.59)	(41.01)	(144.20)	(445.92)	(48.43)

Weighted average number of shares outstanding	4,940,845	4,940,845	4,940,845	4,940,845	4,940,845	4,940,845

See notes to unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Six Months Ended June 30,
	2001	2002	2002
	SEK	SEK	USD
Cash flows from operating activities:
Net cash used in operating activities	(468,873)	(296,868)	(32,244)

Cash flows from investing activities:
Acquisition of businesses, net of cash received	(704,069)	-	-
Payment of additional acquisition consideration	(12,000)	(53,000)	(5,756)
Purchase of government securities	(5,267,184)	-	-
Proceeds from sale of government securities	5,931,954	851,622	92,497
Proceeds from disposal of fixed assets	37,027	5,708	620
Capital expenditures	(1,580,968)	(562,582)	(61,104)
Net cash provided (used) in investing activities	(1,595,240)	241,748	26,257

Cash flows from financing activities:
Proceeds from Parent	1,530	-	-
Proceeds from termination of forward exchange contracts	3,390,838	-	-
Payments due to termination of forward exchange contracts	(3,204,394)	-	-
Net proceeds from Senior Euro Notes	1,506,654	-	-
Investments in own bonds	-	(71,934)	(7,813)
Net proceeds (repayments) of bank loans	(5,569)	64,445	7,000
Net cash provided (used) by financing activities	1,689,059	(7,489)	(813)

Effect of exchange rate changes on cash	11,851	1,112	121
Net increase (decrease) in cash and cash equivalents	(363,203)	(61,497)	(6,679)
Cash and cash equivalents at the beginning of the period	1,010,142	231,909	25,188
Cash and cash equivalents at the end of the period	646,939	170,412	18,509

See notes to unaudited condensed consolidated financial statements.

SONG NETWORKS N.V.

(A WHOLLY OWNED SUBSIDIARY OF SONG NETWORKS HOLDING AB)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

Song Networks N.V. (the "Company"), formerly Tele1 Europe N.V., is a pan-Scandinavian telecommunications operator providing large and medium business markets with broadband solutions for voice, data and Internet related services. The Company is a wholly owned subsidiary of Song Networks Holding AB ("Song Networks Holding"), a company incorporated in Sweden on June 22, 1995, and which began significant operations in 1996.

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position and results of operation have been included. Operating results for the six-month period ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2001.

The Company maintains its financial records in accordance with the Swedish statutory regulations which represent generally accepted accounting principles in Sweden ("Swedish GAAP"). Swedish GAAP varies in certain significant respects from U.S. GAAP. Accordingly, the Company has recorded certain adjustments in order that these unaudited condensed consolidated financial statements are presented in accordance with U.S. GAAP for reporting of interim financial information.

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred recurring operating losses and negative cash flows from operating activities of June 30, 2002. The Company's announcement of non-payment of interest and the anticipated future funding gap raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

On August 12,2002, the Board of Directors decided to delist the Company's stock from the Nasdaq quotation systems which may limit the access to additional future funding.

Solely for the convenience of the reader, the accompanying unaudited condensed consolidated financial statements as of and for the six-month period ended June 30, 2002, have been translated into United States dollars ("USD") using the noon buying rate in The City of New York for cable transfers of foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on June 28, 2002, of Swedish krona ("SEK") 9.207 per USD 1.00. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

SONG NETWORKS N.V.

(A WHOLLY OWNED SUBSIDIARY OF SONG NETWORKS HOLDING AB)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

1. Basis of Presentation (continued)

Certain reclassifications of prior period balances have been made in the accompanying unaudited condensed consolidated financial statements to conform to the 2002 presentation.

2. Acquisitions

On May 2, 2001, the Company acquired certain assets of Sonera Oy's ("Sonera") fixed data operations in Sweden for total cash consideration of SEK 122,139,000. The purchase price was also subject to a maximum additional payment of SEK 75,000,000 based on Sonera's financial results. The additional payment was in early 2002 finalized at SEK 59,000,000 of which SEK 45,000,000 was paid in the first quarter of 2002. The goodwill amount has been adjusted accordingly for the corrected purchase price.

No acquisitions were concluded in the six-month period ended June 30, 2002.

3. Dispositions

No sales or other dispositions were concluded in the six-month period ended June 30, 2002.

4. Loss Per Share

The conversion of stock options has not been considered, as the effect would be anti-dilutive.

5. Comprehensive Loss

Comprehensive loss for the six months ended June 30, 2001 and 2002 is as follows:
	Six Months Ended June 30,
	2001	2002
	(SEK in thousands)

Net loss	(712,448)	(2,203,239)
Unrealized gain (loss) on short-term investments	(2,125)	(15,783)
Translation adjustment	151,494	13,556
Comprehensive loss	(563,079)	(2,205,466)

SONG NETWORKS N.V.

(A WHOLLY OWNED SUBSIDIARY OF SONG NETWORKS HOLDING AB)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6. Provisions for restructuring and other contingent payments
	Provisions for restructuring	Provisions for contingent payments	Total
Opening balance, January 1, 2002	183,757	75,000	258,757
Payments made	(66,561)	(53,000)	(119,561)
Corrections	-	(16,000)	(16,000)
Translation adjustments	816	-	816
Closing balance, June 30, 2002	118,012	6,000	124,012

General and administrative costs include non-recurring restructuring charges totaling SEK 10,405,000 related to organizational changes in Sweden and Norway.

On December 31, 2001, SEK 75,000,000 was reported as Provisions for contingent payments, representing the maximum additional payment for Sonera's operations in Sweden. The additional payment was in early 2002 finalized at SEK 59,000,000 of which SEK 45,000,000 was paid in the first quarter of 2002 and SEK 8,000,000 was paid in the second quarter of 2002.

In connection with the Company's review of operating costs management had identified certain excess facilities, which are under long-term leases. Management is working with local real estate brokers to minimize costs associated with these facilities. Management believes based upon current market condition that they will be able to locate suitable subleases for these properties. The maximum remaining liability for the Company under these leases totals approximately SEK 342 million.

7. Operations by Geographic Area

The Company operates in one business segment, which is providing a broad range of telecommunication services including voice, data, Internet, server and web-hosting and other value added service to customers. The Company conducts operations in Sweden, Norway, Denmark and Finland and is organized and managed on a geographic basis primarily due to differences in the regulatory and competitive environment and customer base that exist within each country of operation. Management focuses on being the "provider of choice" for broadband telecommunication services to its selected customer base in each of its geographic markets.

The Company evaluates performance of its geographic operations and allocates resources based on earnings before interest, income taxes, depreciation and amortization ("EBITDA") adjusted for the provision for social security fees and compensation expense on employee stock options, foreign exchange gains and losses and other income (expense) ("Adjusted EBITDA").

Sales and transfers between the Company's geographic operations have not been material for the six-month periods ended June 30, 2001 and 2002.

SONG NETWORKS N.V.

(A WHOLLY OWNED SUBSIDIARY OF SONG NETWORKS HOLDING AB)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

7. Operations by Geographic Area (continued)

Summary financial information for the Company's geographic operations is as follows:

	Three month ended June 30,		Six month ended June 30,
	2001	2002	2001	2002
	(SEK in thousands)		(SEK in thousands)

Revenues from external customers:
Sweden	236,820	190,990	425,976	388,783
Norway	96,564	108,191	181,305	230,061
Denmark	104,571	96,272	203,844	190,010
Finland	62,267	163,433	103,541	340,220
Total consolidated revenues	500,222	558,886	914,666	1,149,074

Adjusted EBITDA by geographic operation:
Sweden	(65,163)	(15,661)	(102,057)	(28,151)
Norway	(70,384)	(20,432)	(108,761)	(40,305)
Denmark	(14,248)	(7,857)	(24,242)	(17,461)
Finland	(16,647)	9,537	(35,142)	11,398
Corporate/other	(4,006)	5,178	(5,712)	68
Total Adjusted EBITDA	(170,448)	(29,235)	(275,914)	(74,451)
Reconciling items
Provision for social security fees, compensation expense on employee stock options and other income (expense)	(16,094)	1,249	19,809	(11,158)
Foreign exchange gains (losses), net	2,592	151,087	(2,220)	283,656
Depreciation and amortization	(138,620)	(252,612)	(246,755)	(504,190)
Interest income (expense), net	(108,902)	(162,534)	(206,311)	(323,137)
Impairment of Long-Lived Assets held for use	-	(416,369)	-	(416,369)
Restructuring charges	-	(10,405)	-	(10,405)
Total reconciling items	(261,024)	(689,584)	(435,477)	(981,603)
Total loss before income taxes and cumulative effect of a change in accounting principle	(431,472)	(718,819)	(711,391)	(1,056,054)

	December 31,	June 30,
	2001	2002
	(audited)	(unaudited)
	(SEK in thousands)
Total assets:
Sweden	3,683,707	2,611,931
Norway	2,037,126	1,507,413
Denmark	1,092,247	725,829
Finland	1,901,514	1,650,888
Corporate/other	980,011	144,128
	9,694,605	6,640,189

SONG NETWORKS N.V.

(A WHOLLY OWNED SUBSIDIARY OF SONG NETWORKS HOLDING AB)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8. Recent accounting pronouncements

In July 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141") and No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 eliminates the use of the pooling-of-interests method of accounting for business combinations and clarifies the criteria used to recognize intangible assets separately from goodwill in accounting for a business combination under the purchase method. SFAS 141 is effective for any business combination accounted for by the purchase method that is completed after June 30, 2001, and this statement supercedes APB Opinion No. 16 "Business Combinations" and related interpretations.

Under SFAS 142, goodwill and indefinite lived intangible assets will no longer be amortized but will be reviewed annually for impairment (or more frequently if indicators of impairment arise). Further separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their expected useful lives with no maximum life specified; whereas under prior rules a maximum life of 40 years was required.

The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies are required to adopt Statement 142 in fiscal years beginning after December 15, 2001, (i.e., January 1, 2002, for calendar year companies). Because of the different transition dates for goodwill and intangible assets acquired on or before June 30, 2001, and those acquired after that date, pre-existing goodwill and intangibles will be amortized during the transition period until adoption whereas new goodwill and indefinite lived intangible assets acquired after June 30, 2001 will not.

In recognition of impairment indicators being in evidence the Group has performed the first of the required impairment tests of goodwill and indefinite lived intangible assets as of June 30, 2002. The impairment test has entailed comparing discounted future cash flows with the carrying value of goodwill. Expected revenues, expenses, capital expenditure and changes in working capital have been based on the Company's business plan. Expected tax payments have reflected net operating losses and the ability to deter payments by means of excess tax depreciation. A discount rate of 19% has been applied.

The test has indicated that SEK 1,146,806 of goodwill is permanently impaired. The impairment charge has been recorded in the second quarter 2002. Future tests of impairment will be performed annually and more often if events or circumstances warrant.

Amortization of goodwill will be suspended upon implementation of SFAS 142.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143 "Asset Retirement Obligations" ("SFAS 143") regarding non-temporary removal of long-lived asset from service, whether by sale, abandonment, recycling or other method of disposal.

SONG NETWORKS N.V.

(A WHOLLY OWNED SUBSIDIARY OF SONG NETWORKS HOLDING AB)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8. Recent accounting pronouncements (continued)

Under SFAS 143 qualifying asset retirement obligations resulting from legal obligations associated with retirement are recorded at present fair value when the liability is deemed probable, which for assets acquired subject to existing retirement obligations will entail recognition upon acquisition.

The present value of the retirement obligations is recorded as an increase to long-lived assets, which is subsequently amortized using a systematic and rational allocation method. Under SFAS 143 the retirement obligation is accreted to future value over time, with the increase in obligation being recorded as interest expense.

SFAS 143 will become effective the first day of fiscal years beginning after June 15, 2002, which for the Company will be January 1, 2003, with early application permitted. The transition impact will be recorded as a cumulative change in accounting policy as of the beginning of the fiscal year. Management does not expect that the adoption of SFAS 143 will have a material impact on the Company's results of operations or financial position.

In October 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supercedes Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of ("SFAS 121")" and those sections of Accounting Principle Board Standard No. 30 "Reporting the Results of Operations" ("APB 30"), related to discontinued operations. The scope of SFAS 144 includes long-lived assets, or groups of assets, to be held and used as well as those, which are to be disposed of by sale or by other method, but excludes a number of long-lived assets such as goodwill and intangible assets not being amortized under the application of SFAS 142. Under SFAS 144 the impairment test methodologies of SFAS 121 are essentially unchanged as the standard requires testing for impairment when indicators of impairment are in evidence, and that impairment losses are recognized only if the assets carrying value is not recoverable (based on undiscounted cash flows). The actual impairment loss is determined by analyzing estimated discounted cash flows.

In recognition of impairment indicators being in evidence the Company has performed an impairment test for Long-Live Assets held for use as of June 30, 2002. Long-Lived Assets consist predominately of network assets, which are treated as one asset for the purpose of impairment testing, considering that the Company operates in one business segment.

The impairment test has entailed comparing undiscounted expected future cash flows with the carrying value of the Long-Lived Assets. Expected revenues, expenses, capital expenditures and changes in working capital have been based on the Company's business plan. Expected tax payments have reflected net operating losses and the ability to deter payments by means of excess tax depreciation.

SONG NETWORKS N.V.

(A WHOLLY OWNED SUBSIDIARY OF SONG NETWORKS HOLDING AB)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

8. Recent accounting pronouncements (continued)

The test (based on undiscounted cash flows) did not indicate any impairment for Long-Lived Assets, other than SEK 416,369 in unfinished construction in progress that has been deemed permanently impaired due to the uncertainty as to the timing of the ultimate completion of the network assets, considering our current financial situation. The impairment charge for these assets was recorded in the second quarter of 2002.

Future test of impairment will be performed at least annually and more often it events or circumstances warrant.

In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined in EITF Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. This Statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit and disposal activities that are initiated after December 31, 2002, with early application encouraged. Management is currently evaluating the effects of this Statement.

9. Repurchase of outstanding bonds

During the first quarter of 2002, we have repurchased 8.2% of our outstanding bonds for SEK 72 million (USD 7.8 million) plus accrued interest of SEK 15 million (USD 1.6 million), of which SEK 56 million (USD 6.1 million) was paid during the first quarter of 2002 and SEK 16 million (USD 1.7 million) was paid during the second quarter.

The bonds are classified as "available-for-sale" and therefore have been valued at market, with changes in the market values being booked as comprehensive income. If the repurchased bonds held as of June 30, 2002, were extinguished the extraordinary gain would be SEK 372 million, of which all relates to bonds repurchased in the first quarter.

10. Impairment

The transitional impairment test performed as of June 30, 2002 under SFAS 142 identified goodwill assets of SEK 1.1 billion that were deemed permanently impaired. The requirement to use discounted future cash flows as opposed to undiscounted cash flows represents the main difference from impairment tests performed earlier under FAS 121. The identified impairment charge has been recorded as a cumulative effect of a change in accounting principle.

SONG NETWORKS N.V.

(A WHOLLY OWNED SUBSIDIARY OF SONG NETWORKS HOLDING AB)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

10. Impairment (continued)

Impairment tests for Long-Lived Assets held for use (based on undiscounted cash flows) did not indicate any impairment, other than SEK 416.4 million in unfinished construction in progress that has been deemed permanently impaired due to the uncertainty as to the timing of the ultimate completion of the network assets, considering our current financing situation. The impairment charge for these assets was recorded in the second quarter of 2002.

11. Goodwill

After the impairment charge recorded in the second quarter of 2002 the only remaining goodwill relates to the 2001 acquisition of Telia Oy in Finland.

12. Subsequent Events

On July 9, 2002, our parent company, Song Networks Holding AB, announced that the Company had entered into a business combination agreement with Telenor Business Solutions Holding AS, as part of an overall financial restructuring of the Song Networks Group. On August 13, 2002, our parent company Song Networks Holding AB terminated the business combination agreement that had been entered into with Telenor Business Solutions Holding on July 9. The termination of the business combination agreement with Telenor resulted from the lack of support of an ad hoc committee of bondholders of Song Networks regarding the restructuring terms resulting from the agreement, as well as the committee's positive view regarding Song Networks restructuring potential. Song Networks and the committee are considering a number of potential restructuring alternatives and Song Networks will make further announcements regarding its restructuring as appropriate. Song Networks expects to complete a restructuring, conclude an Extraordinary General Meeting and close these transactions by the end of October 2002.

On August 1, 2002, we announced that we would not make the interest coupon payment scheduled on August 1, 2002 on the EUR 175 million 12⅜% Senior Notes due 2008. August 30, 2002 is the last date for making such interest payment under the relevant note indenture before such failure constitutes an Event of Default which would give rise to potential acceleration of the senior bonds. Operations throughout Song Networks are otherwise unaffected at this time.

On August 12, 2002, the Board of our parent company, Song Networks Holding AB, decided to delist the Company's ADRs from Nasdaq as the present ownership and market situation does not justify the costs related to the listing.

On August 12, 2002, net operating losses from our subsidiary Song Networks AB amounting to SEK 2,180 million (USD 237 million) were sold for SEK 150 million (USD 16 million) for which payment is expected in the end of September, 2002.

Item 2. Management's Discussion and Analysis of Financial Condition

and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this quarterly report and with our Annual Report on Form 20-F filed for the fiscal year ended December 31, 2001. Some of the information contained in this discussion and analysis includes forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from the results described in or implied by the forward-looking statements contained herein. The factors in the section captioned "Risk Factors" contained in our Annual Report on Form 20-F filed for the fiscal year ended December 31, 2001 provide examples of risks, uncertainties and events that may cause our actual results to differ substantially from the expectations we describe in our forward-looking statements.

Overview

We provide a broad range of communications services, including:

    voice,

    data,

    Internet, and

    server and web-hosting.

We provide these services primarily to business customers, Internet service providers, resellers and other carriers in Sweden, Norway, Denmark and Finland. We have an integrated pan-Nordic network consisting of local access networks in areas of business concentration, which are connected by an intercity fiber network.

Recent Developments

  Canceled Interest Coupon Payment - On August 1, 2002, we announced that we would not make the interest coupon payment scheduled on August 1, 2002 on the EUR 175 million 12⅜% Senior Notes due 2008. August 30, 2002 is the last date for making such interest payment under the relevant note indenture before such failure constitutes an Event of Default that would give rise to potential acceleration of the senior bonds. Operations throughout Song Networks are otherwise unaffected at this time.

  Repurchase of bonds - During the second quarter 2002, our parent company Song Networks Holding AB has repurchased an additional 8.8% of its outstanding bonds for SEK 67 million (USD 7 million) plus accrued interest of SEK 17 million (USD 2 million). During the first and second quarter of 2002 we and our parent company have repurchased a total of 17% of its outstanding bonds, representing a face value of SEK 891 million (USD 97 million) for a total of SEK 139 million (USD 15 million) plus accrued interest of SEK 32 million (USD 3 million).

  Agreement with Jysk - On June 26, 2002, our Danish subsidiary, Song Networks A/S in Denmark and the Danish listed company Jysk (Jysk Sengetøjslager a/s) signed a deal for 3 years. Adding to 178 locations throughout Denmark and Sweden connected earlier this year, Jysk (formerly known as Jysk Sengetøjslager) has ordered 51 locations in Norway and 30 in Finland to be connected by a data communications network provided by Song Networks A/S. The solution provided for Jysk is an IP/VPN running on our transmission network using the MPLS protocol, thus allowing for optimal usage of network capacity. The solution is prepared for distance working and travelling personnel calling in without jeopardizing network safety.

  Organizational changes for an additional focus on synergies - On June 25, 2002, Our parent company, Song Networks Holding AB, announced organizational changes in Sweden and Norway for an additional focus on synergies and to gain further efficiency within the Group. We are further focusing on efficacy gains with stronger focus and defined work tasks and thereby improved efficiency. To ensure a powerful presence in the local market and at the same time have the ability to leverage on the Nordic opportunity and on the possibility of having economies of scale within the Group, some organisational changes are made in Sweden and in Norway. Costs reductions will primarily be made in SG&A, including personnel. A total of approximately 30 employees are made redundant in the Norwegian and Swedish organization. The restructuring is expected to generate annual savings of approximately SEK 19 million (USD 2 million) and restructuring charges of approximately SEK 10 million (USD 1 million) in the second quarter.

  Change in Song Networks Holding AB's Board of Directors - On June 20, 2002, our parent company, Song Networks Holding AB, announced a change of Board composition. Lars Windfeldt stepped down as Chairman of the Board of Song Networks Holding AB and was replaced by Lars Grönberg. Mr Windfeldt will continue to act in an advisory position for Song Networks and will specifically assist us on its current strategic review of capital re-structuring alternatives. Mr Grönberg has been a Board member since May 2000 and has held several executive positions in the telecommunication industry over the past 20 years.

  Contract with Sweco - On June 19, 2002, our Swedish subsidiary, Song Networks AB, as subcontractor together with Tele Danmark InterNordia has received an order from Sweco AB for delivery of a group-wide telephony solution for both fixed and mobile telephony. It is a five-year contract, and the deal is worth SEK 20 million (USD 2 million) each for Tele Danmark InterNordia and for us.

  Agreement with Scandic Hotels - On June 6, 2002, our Swedish subsidiary, Song Networks AB, signed an agreement with Scandic Hotels regarding supply of data communications. The value of the agreement is approximately SEK 30 million (USD 3 million) over 3.5 years. The solution covers 136 of Scandic Hotels' hotels and offices in the Nordic and Baltic countries. The agreement is our largest agreement on data communications in Sweden. Scandic Hotels, which is one of our major telephony customers, has chosen to increase the collaboration by investing in a new data network (WAN - Wide Area Network) which improves the communication between the 136 hotels and offices covered by the agreement. One of the requirements of the procurement was that the supplier had to be able to take on the overall commitment for data communications. The solution which the hotel group has bought is based on our IP/VPN service, which is supplied via our own Nordic broadband network and which provides the customer with high capacity, availability and security in its data communications. The agreement includes an option to increase the number of services, e.g. with SoHo Services (VPN with secure connection for staff who wish to reach Scandic Hotels' network from home or whilst travelling). The data network also supports other services such as video-conferencing.

  Agreement with Swedish Customs Office - On June 3, 2002, our Swedish subsidiary, Song Networks AB, signed an agreement for the supply of data communication to the Swedish Customs Office. The 2 year-contract means that the Customs Office will improve the data capacity between all of its customs stations and offices in Sweden. The solution comprises 81 IP/VPN ports divided between 73 offices. The contract is worth approximately SEK 13 million (USD 1.4 million).

  Contract with Visma provider - On May 29, 2002, our Norwegian subsidiary, Song Networks AS, signed a 5-year contract for the operation of Visma Provider's ASP platform. Visma Provider, a company in the Visma group, supplies ASP solutions to markets in the Nordic countries and Great Britain. The parties have also signed a framework agreement for the supply of infrastructure and communication services for a period of 3 years. With the growth that Visma Provider is anticipating, the value of the contract comes to around SEK 49 million (USD 5 million).

  Financial advisors - On May 14, 2002, we announced that we have engaged financial advisors to execute our plans to reduce our outstanding debt. We are actively considering several debt-restructuring options, including bond buy-back models or debt-for-equity swaps. In all circumstances we are focusing on restructuring the group as a going concern.

  Contract with Asplan Viak - On May 7, 2002, our parent company Song Networks Holding AB announced that the consultancy company, Asplan Viak, had chosen our Norwegian subsidiary Song Networks AS as supplier of a uniform communications network for its 15 branch offices in Norway. We will supply Asplan Viak with an IP/VPN solution. The agreement has a term of 2 years and has an estimated value of SEK 3.9 million (USD 0.4 million).

  Annual General Meeting - On April 17, 2002 the Annual General Meeting (AGM) of Song Networks Holding AB was held. The shareholders passed the following resolutions:

- The AGM adopted the annual report including the income statement and the balance sheet as well as the consolidated income statement and the consolidated balance sheet for the 2001 financial year. It further agreed, in line with the Board's proposal, that the accumulated deficit of SEK 114 million (USD 11 million) should be carried forward. The Board and CEO were discharged from liability for the 2001 financial year.

- Tommy Ekström, Lars Grönberg, Lennart Lübeck, Viesturs Vucins and Lars Windfeldt were re-elected as Board Members. It was further decided that the fees to the Board should remain unchanged. Auditors' remuneration shall be according to approved invoices.

- The Meeting decided that paragraph 5 of the Articles of Association should be amended to read as follows: "The Company's share capital shall be not less than SEK 8 million (USD 0.8 million) and not more than SEK 32 million (USD 3.1 million) ".

  Help Desk of the Year - On April 9, 2002, the Customer care of our Finnish subsidiary, Song Networks Oy, was chosen Help Desk of the Year 2002. Help Desk Institute Nordic Oy, who awards the prize annually, awarded the prize based on the Finnish subsidiary's "clear strategy, customer-driven targets and their internal implementation; process excellence; management by values and excellent customer results".

  Contract with Bilia - On April 3, 2002, our Swedish subsidiary, Song Networks AB, announced that an agreement had been signed with Bilia Personbilar Region Väst AB to supply directly connected telephony services. The order has an estimated initial value of SEK 5 million (USD 0.5 million) and a term of two years. Song Networks will supply telephony services to all 10 of Bilia's offices in Western Sweden. The Company believes that for Bilia, which used to have a divided infrastructure, getting a total solution for all its communication as well as better capacity, means major savings.

Operating Revenues

We classify our operating revenues into three categories: (1) direct, (2) wholesale and (3) indirect and other.

Direct Revenues

Direct revenues are derived from providing broadband communications services to business customers directly connected to our network through owned fiber, leased lines, DSL or point-to-point radio. These revenues are based primarily on traffic minutes billed or transmission capacity provided. Direct revenues also include revenues from server hosting customers based primarily on the amount of hosting capacity provided. Going forward we expect that direct revenues will constitute an increasing percentage of our total revenues as new customers are moved onto our network and off leased lines, and as our server hosting customer base expands.

Wholesale Revenues

Wholesale revenues are those derived from carriers, resellers and Internet service providers. Carrier service revenues consist of amounts payable to us by carriers for using our network to terminate calls in Sweden, Norway, Denmark and Finland. We also derive wholesale revenues by selling network capacity to resellers who, in turn, use this capacity to provide communications services to residential and smaller business customers. Internet service provider-related revenues are received from the incumbent telecommunications operators when subscribers access their Internet service providers over the incumbent telecommunications operators' local networks, and we complete the connections to the Internet service provider through our network. We pay a part of the revenues we receive from the incumbent telecommunications operators to the Internet service providers, and we account for this payment as a cost of revenue.

Because carrier and reseller demand for our network capacity can vary (based in part on competition among networks to provide network capacity to carriers and resellers and in part on fluctuation in demands by carrier and reseller customers) and because agreements with carriers and resellers tend to be of relatively short duration, wholesale revenues may fluctuate from period to period. Accordingly, from time to time market pricing conditions may limit the amount of capacity we are able to sell to wholesale customers at acceptable margins.

In December 2001, we began phasing out resellers as part of our strategy to focus on core businesses. Although our network build-out in all material respects is complete we expect our wholesale revenues from the sale of excess capacity to continue to increase from quarter to quarter. As a percentage of our total revenues, however, we expect that wholesale revenues will decrease in the future as direct revenues increase.

Indirect and Other Revenues

Indirect revenues primarily are derived from business customers and a limited number of residential customers connected to our network indirectly via carrier pre-selection, dial-up or other indirect access methods. Other revenue includes network equipment sales and sales of mobile telephony to customers other than carriers. We receive fewer revenues from the provision of mobile services because in December 2001, we outsourced administration of most of our mobile services. We now receive a commission per mobile subscriber and a percentage of the invoiced amount. As we continue to focus on increasing our direct revenues, we believe that over time indirect and other revenues will constitute a decreasing percentage of total revenues.

Operating Expenses

Our operating expenses consist primarily of:

  cost of revenues,

  selling, general and administrative expenses, and

  depreciation and amortization.

Cost of Revenues, Excluding Depreciation and Amortization

Our cost of revenues, excluding depreciation and amortization, are those costs directly attributable to the provision of our communications services. We classify such costs into direct and indirect costs.

Direct Costs

Direct costs include amounts payable by us to incumbent telecommunications operators or other carriers for:

  bringing traffic from a customer's premises to the closest access point on our network, and using their network to terminate calls originating on and/or transported over our network.

Direct costs related to bringing customer traffic to our network include costs related to both directly- and indirectly-connected customers. Directly-connected customers access our network through dedicated leased lines. We pay a fixed monthly cost for each line leased from the incumbent telecommunications operator or other carrier based on the distance from the customer to our network access point. These rates are negotiated periodically between ourselves and the incumbent telecommunications operators and are determined to some extent by the available capacity of such incumbent telecommunications operator within each market. Indirectly-connected customers connect to our network over existing lines of our competitors, incumbent telecommunications operators or other carriers. Origination costs for indirect customers are based on a per minute charge and the volume of minutes. Direct costs of terminating traffic on the networks of incumbent telecommunications operators or other carriers for directly- and indirectly-connected customers vary based on length of call and destination. Through the build-out of additional points of presence and the reduction of the distances that traffic travels on the networks of other carriers, we have benefited from lower interconnection rates. In addition, as we have completed the build-out of our network, we intend to connect directly as many business customers as economically feasible, reducing these origination charges.

Additionally, we believe that, as a result of continuing deregulation, direct costs will continue to decline as communications carriers construct new transmission facilities, resulting in a more competitive carrier market. However, such market pricing pressures, in addition to reducing our direct costs, could also negatively impact our wholesale revenues, which may offset any incremental benefit we receive from such lower direct costs.

Indirect Costs

Indirect costs consist of expenses associated with transporting a call over our network from its point of entry to its point of exit or termination. These costs primarily include:

- leased capacity and other rental costs,

- network operations costs, and

- customer service costs.

Leased capacity costs are rental payments we pay for leasing capacity or lines of incumbent telecommunications operators, other carriers or public utilities companies.

Other rental costs primarily consist of:

- rental expense for switch sites, points of presence (POPs) and transmission station sites, and

- the cost of local government services and utilities, including power, at such sites.

Network operations costs include the costs of transmission and switch operating and maintenance costs. Customer service costs include the expense of installing and maintaining equipment at customers' premises.

Over time we expect that these indirect costs will decline as a percentage of revenues as we continue to replace leased capacity with built or acquired capacity.

Selling, general and administrative expenses

Our selling expenses consist of:

- payroll,

- costs relating to our sales and marketing department,

- print and broadcast advertising, and

- direct mail programs.

These costs vary in relation to the development of our customer base and to our sales and marketing initiatives.

Our general and administrative costs include:

- payroll,

- information technology expenses, and

- billing, management and miscellaneous overhead costs.

We intend to continue to exercise tight cost control, and therefore we do not expect selling, general and administrative expenses to increase significantly in future periods.

Depreciation and Amortization Expense

We depreciate our switches and network equipment on a straight-line basis over a five-to-10-year period. We capitalize third party costs related directly to the construction of our network and certain of our own overhead costs directly attributable to establishing new facilities or the expansion of other elements of our network. Depreciation of equipment and fixtures that are not directly network-related is charged on a straight-line basis over a three-to-five-year period. We depreciate our own fiber (proprietary or under IRU-contracts) on a straight-line basis over either a 20-year period or the period of the lease of the fiber. We amortize goodwill associated with our acquisitions on a straight-line basis over a 10-year period. As a result of our acquisitions during the second quarter 2001, we had expected these expenses to increase in future periods. However, in June 2001, the United States Financial Accounting Standards Board issued SFAS 142, a new accounting standard that effectively suspended our amortization of goodwill for all subsequent periods. As discussed in note 8 to the condensed consolidated financial statements, amortization of goodwill has been suspended going forward in 2002.

Interest Income (Expense), Net

As a result of our offering of notes in May and December 1999 and January 2001, interest expense (including amortized costs associated with the notes offerings) and payments have increased significantly. Our interest expense will be offset only to a limited extent by interest income on cash and cash equivalents as well as government securities that we purchased, pledged and transferred to collateral accounts to secure payment of the first six scheduled interest payments due on the notes sold in May 1999. The interest on these government securities ceased to accrue following the release of our last escrow interest payment on May 15, 2002. Such interest income has not offset our interest expense to any substantial degree.

Foreign Exchange Losses and Gains, Net

Foreign exchange losses and gains resulting from the settlement of amounts receivable or payable denominated in a currency other than the currency in which the operations are primarily conducted are charged or credited to income. A significant proportion of our revenues and expenses are denominated in Swedish kronor. As we expand our continuing operations in Norway, Denmark and Finland, we expect that an increasing portion of our revenues and expenses will be denominated in currencies other than the Swedish kronor, including Norwegian kroner, Danish kroner and euro. Interest payments on our outstanding notes are made either in dollars or in euros. As a result we are exposed to foreign exchange risks, and our results of operations likely will be affected by fluctuations in the value of the local currencies in which we transact business to the extent that such exposures are not effectively hedged.

Other Income (Expense), Net

Historically we have used derivative financial instruments, including interest rate swap and foreign exchange forward contracts to protect against exposures to market risks resulting from fluctuations in interest rates and foreign exchange rates. We have decided, for the time being, to adopt un unhedged position on our long-term loans denominated in dollars and euros as the costs of the long-term hedging and the possible volatile cash implications of rolling short-term forward contracts during volatile financial markets could be substantial. The change in fair value of any foreign exchange forward contracts is recorded as Other income (expenses). Any future losses or gains from foreign exchange movements between the dollar and/or euro and the Swedish kronor will be recorded in the profit and loss statement as unrealized foreign exchange gains or losses and reported under Other income (expense). Any gain or loss on sales of other fixed assets and any equity participation in associated companies is also reflected in Other income (expense).

Critical Accounting Policies

General

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements for the year ended December 31, 2001, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to impairment of long lived assets, allowances for bad debt, reserves for unutilized property leases, income taxes and contingencies and litigation. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies are significantly affected by judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

We have no complex revenue arrangements, such as multiple element arrangements or other unusual arrangements or transactions. The main base for our revenues is billable units, which are recognized as income earned. Installation and similar fees are insignificant.

Revenues under IRU (Indefeasible Right of Use) contracts are recorded ratably over the life of the contract. We have not entered into any IRU swaps.

Impairment of Property, Plant and Equipment

In assessing the recoverability of our property, plant and equipment, we must make assumptions regarding the future cash flows and other factors to determine whether the carrying value has been impaired. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the acquired or constructed network assets, representing the principal asset balances. The central estimates relate to revenue growth rates, profit margins, selling, general and administrative ("SG&A") rates as well as capital expenditure levels. Our assessment indicated that undiscounted cash flows exceed the carrying value of our property, plant and equipment and consequently no further analysis is required. Management estimates and assumptions for these key parameters may prove to be incorrect and these estimates or their related assumptions may consequently change in the future. As a result, we may be required to record impairment charges for these assets not previously recorded. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supercedes Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of ("SFAS 121")" and those sections of Accounting Principle Board Standard No. 30 "Reporting the Results of Operations" ("APB 30"), related to discontinued operations. The scope of SFAS 144 includes long-lived assets, or groups of assets, to be held and used as well as those that are to be disposed of by sale or by other method, but excludes a number of long-lived assets such as goodwill and intangible assets not being amortized under the application of SFAS 142. Under SFAS 144, the impairment test methodologies of SFAS 121 are essentially unchanged as the standard requires testing for impairment when indicators of impairment are in evidence, and impairment losses are recognized only if the assets carrying values are not recoverable (based on undiscounted cash flows) and the carrying value of the long lived asset (group) is higher than the fair value.

In recognition of impairment indicators being in evidence the Company has performed an impairment test for Long-Live Assets held for use as of June 30, 2002. Long-Lived Assets consist predominately of network assets, which are treated as one asset for the purpose of impairment testing, considering that the Company operates in one business segment.

The impairment test has entailed comparing undiscounted expected future cash flows with the carrying value of the Long-Lived Assets. Expected revenues, expenses, capital expenditures and changes in working capital have been based on the Company's business plan. Expected tax payments have reflected net operating losses and the ability to deter payments by means of excess tax depreciation.

The test (based on undiscounted cash flows) did not indicate any impairment for Long-Lived Assets, other than SEK 416.4 million in unfinished construction in progress that has been deemed permanently impaired. The impairment charge for these assets was recorded in the second quarter of 2002.

Impairment of Goodwill, other Intangible and Tangible Assets

In assessing the recoverability of our goodwill and other intangibles, we must make assumptions regarding the future cash flows and other factors to determine whether the carrying value has been impaired. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the acquired businesses. The central estimates relate to revenue growth rates, profit margins, SG&A rates as well as capital expenditure levels. Our assessment indicated that undiscounted cash flows exceed the carrying value of our goodwill and other intangible assets and consequently no further analysis is required. Management estimates and assumptions for these key parameters may prove to be incorrect and these estimates or their related assumptions may consequently change in the future. As a result we may be required to record impairment charges for these assets not previously recorded. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

In recognition of impairment indicators being in evidence the Group has performed the first of the required impairment tests of goodwill and indefinite lived intangible assets as of June 30, 2002. The impairment test has entailed comparing discounted future cash flows with the carrying value of intangible assets. Expected revenues, expenses, capital expenditure and changes in working capital have been based on the Company's business plan. Expected tax payments have reflected net operating losses and the ability to deter payments by means of excess tax depreciation. A discount rate of 19% has been applied.

The test has indicated that SEK 1,146.8 million of goodwill is permanently impaired. The impairment charge has been recorded in the second quarter 2002.

Allowances for bad debt

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. A considerable amount of judgment is required in assessing the ultimate realization of these receivables, including the current credit-worthiness of each customer. If the financial condition of our customers, in particular carriers, resellers and Internet service providers, were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Restructuring

During fiscal year 2001, we recorded significant reserves in connection with restructuring programs. These reserves include estimates pertaining to employee separation costs and the settlements of contractual obligations resulting from these actions, primarily reserves for unutilized property. Estimates regarding employee separation costs are based on employee or collective bargaining agreements and are thus subject to a lower degree of judgmental estimation. Reserves for expenses for unutilized property leases, consisting of estimated lease expenses for the period until a replacement tenant is expected to be found, subsidies which may have to be afforded the replacement tenant and broker and similar expenses, is highly judgmental. Future costs may differ from the estimates applied. In the second quarter of 2002 reserves for expenses for organizational changes in Sweden and Norway have been recorded.

Contingencies

We are subject to proceedings, lawsuits and other claims related to labor or services acquired and delivered. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after a careful analysis of each individual issue. The required reserves may change over time due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with any such matters. For a discussion on our current legal proceedings please see Part II, Item 1 (Legal Proceedings).

Deferred tax assets

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized, which has entailed recording a 100% valuation allowance. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, in the event that we would be able to realize our deferred tax assets to any extent, an adjustment to the deferred tax asset would increase income in the period that such determination was made.

Results of Operations

Three Months Ended June 30, 2002 Compared to Three Months Ended June 30, 2001

The following table presents revenue information by revenue category for the three months ended June 30, 2001 and 2002 (in SEK 000's):

	Three months ended June 30,
Revenue Category	2001	2002
Direct	218,877	313,674
Wholesale	170,880	130,110
Indirect and other	110,466	115,102
Total Consolidated Operating Revenues	500,222	558,886

Operating Revenues

Consolidated operating revenues increased to approximately SEK 558.9 million for the three months ended June 30, 2002 from approximately SEK 500.2 million over the same period in 2001. This increase in consolidated operating revenues primarily resulted from the expansion of our network that enabled us to increase our customer base and the volume of our customer traffic. We had approximately 21,721 business customers as of June 30, 2002, compared to 19,726, as of June 30, 2001. The continued phase-out of low margin revenue and to some extent the financial concerns about us, has in our opinion, negatively impacted the revenues.

Direct revenues increased to approximately SEK 313.7 million for the three months ended June 30, 2002, from approximately SEK 218.9 million over the same period in 2001. For the three months ended June 30, 2002, the total number of directly connected customers across our network increased to 6,644 from 5,054 as of June 30, 2001. As a percentage of our consolidated operating revenues, direct revenues increased to 56.1% for the three months ended June 30, 2002, from 43.8% over the same period in 2001. This increase in direct revenues was attributable mostly to increase in the number of directly connected customers. During the three months ended June 30, 2002, our hosting revenues continued to be negatively impacted by the general downturn in the overall Internet market. We believe that any future growth in our direct revenues will come primarily from the addition of corporate customers signing on to our network and from additional services requested by our existing customers.

Wholesale revenues decreased to approximately SEK 130.1 million for the three months ended June 30, 2002 from approximately SEK 170.9 million over the same period in 2001. As a percentage of our consolidated operating revenues, wholesale revenues fell to 23.3% for the three months ended June 30, 2002 from 34.2% over the same period in 2001. This decrease in wholesale revenues was attributable to the phase out of some wholesale revenues in December 2001 as part or our strategy to focus on core, high margin activities and to gradually eliminate low margin business.

Indirect and other revenues increased to approximately SEK 115.1 million for the three months ended June 30, 2002, from approximately SEK 110.5 million over the same period in 2001. As a percentage of our consolidated operating revenues for the period, indirect and other revenues decreased to 20.6% for the three months ended June 30, 2002 from 22.1% over the same period in 2001. This increase in indirect and other revenues was attributable to the expansion of our network, which resulted in an increase in the number of, and traffic generated by, indirectly-connected customers.

Total operating revenues in Sweden decreased to approximately SEK 191.0 million for the three months ended June 30, 2002 (representing 34.2% of our total operating revenue for the period) from approximately SEK 236.8 million (representing 47.3% of our total operating revenues) over the same period in 2001. We had approximately 6,541 business customers in Sweden as of June 30, 2002, compared to 6,509 as of June 30, 2001. This decrease in revenues was attributable to the phase out of some wholesale revenues in December 2001 as part of our strategy to focus on core, high margin activities and to gradually eliminate low margin business. The decrease in percentage of total operating revenues was due to the revenue growth in Finland.

In Finland, our operating revenues increased to SEK 163.4 million for the three months ended June 30, 2002 (representing 29.2% of our total operating revenue for the period) compared to SEK 62.3 million (representing 12.5% of our total operating revenues) for the same period in 2001. We had approximately 6,399 business customers in Finland as of June 30, 2002, compared to 5,666 over the same period in 2001. This increase in revenues resulted primarily from our acquisition in June 2001 of Telia Finland.

In Norway, our operating revenues increased to approximately SEK 108.2 million for the three months ended June 30, 2002 (representing 19.4% of our total operating revenue for the period) compared to approximately SEK 96.6 million (representing 19.3% of our total operating revenues) over the same period in 2001. We had approximately 5,929 business customers in Norway as of June 30, 2002 compared to approximately 4,574 for the same period in 2001. Our operating revenues in Norway increased as a result of expansion of business and of our customer base.

In Denmark, our operating revenues decreased to approximately SEK 96.3 million for the three months ended June 30, 2002 (representing 17.2% of our total operating revenue for the period) compared to approximately SEK 104.6 million (representing 20.9% of our total operating revenues) over the same period in 2001. We had approximately 2,852 business customers in Denmark as of June 30, 2002, compared to 2,977 for the same period in 2001. The decrease in operating revenues was mainly due to loss of reseller activities during 2001.

Costs of Revenues, Excluding Depreciation and Amortization

Our costs of revenues, excluding depreciation and amortization, decreased to approximately SEK 331.2 million for the three months ended June 30, 2002 from approximately SEK 349.3 million over the same period in 2001. This decrease resulted primarily from a reduction in interconnection costs due to our build-out of additional points of presence and the reduction of the distances that traffic travels on the networks of other carriers.

Direct costs decreased to approximately SEK 181.1 million for the three months ended June 30, 2002 from approximately SEK 231.4 million over the same period in 2001. Direct costs as a percentage of consolidated operating revenues were 32.4% for the three months ended June 30, 2002, compared to 46.3% for the same period in 2001. This decrease is attributable primarily to a reduction in our interconnection costs due to our build out of additional points of presence and the reduction of the distances that traffic travels on the networks of other carriers.

Indirect costs increased to approximately SEK 150.1 million for the three months ended June 30, 2002 from approximately SEK 118.0 million over the same period in 2001. This was primarily a result of higher customer installation costs and costs for leased capacity resulting from new customer acquisitions. As a percentage of consolidated operating revenues, indirect costs totaled 26.9% for the three months ended June 30, 2002, compared to 25.5% for the same period in 2001.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased to approximately SEK 257.4 million for the three months ended June 30, 2002, from approximately SEK 320.7 million over the same period in 2001 (excluding non-recurring restructuring costs in 2001). The cost decrease is principally due to reconstructuring programs where employees were made redundant in order to streamline our operations and maximize synergies from recent acquisitions. We have also a continued tight cost control.

Our overall employee base decreased from 1,309 employees as of June 30, 2001 to 994 as of June 30, 2002. Our payroll expenses have decreased to approximately SEK 112.4 million for the three months ended June 30, 2002 from approximately SEK 135.3 million over the same period in 2001.

Depreciation and Amortization

Depreciation and amortization increased to approximately SEK 252.6 million for the three months ended June 30, 2002 from approximately SEK 138.6 million over the same period in 2001. The majority of this increase resulted from higher depreciation of our network assets since the completion of our network and amortization of goodwill from the businesses we acquired during the second quarter 2001. As discussed above, and in Note 8 to the condensed consolidated financial statements, amortization of goodwill will be suspended upon implementation of SFAS 142.

Interest Income (Expense), Net

Net interest expense increased to approximately SEK 162.5 million for the three months ended June 30, 2002 from SEK 108.9 million over the same period in 2001. The increase resulted principally from a weak Swedish kronor compared to the U.S. dollar and the euro. Our interest expense on issued notes was offset to a minor degree by interest income on cash and cash equivalents as well as government securities that we purchased, pledged and transferred to collateral accounts to secure the first six scheduled interest payments on the notes we issued in May 1999. The interest on these government securities has ceased to accrue following the release of our last escrow interest payment on May 15, 2002. The offsetting effect of interest income has also decreased during 2001 and the second quarter of 2002 due to the depletion of some of our cash resources.

Other Income (Expense), Net

We recorded net other income of approximately SEK 1.8 million for the three months ended June 30, 2002, compared to net other expense of approximately SEK 16.8 million over the same period in 2001. Net other income for the three month period ending June 30, 2002, primarily consists of equity part of participation in associated companies. Net other expense for the corresponding period in 2001, resulted primarily from the change in the fair value of the forward exchange contracts and interest rate swap agreements. These instruments were terminated in October 2001.

Foreign Exchange Gains (Losses), Net

We recorded a net foreign exchange gain of approximately SEK 151.1 million for the three months ended June 30, 2002, compared to a net foreign exchange gain of approximately SEK 2.6 million over the same period in 2001. Net foreign exchange gain resulted principally from the effects that fluctuations in exchange rates of the U.S. dollar and the euro has on our debt denominated in these currencies. Since October 2001, no foreign exchange forward contracts have been entered into and thus the gross impact of foreign currency fluctuations is recorded as Foreign exchange gains (losses).

Impairment

The cumulative effect of change in accounting principle resulted in an impairment charge of SEK 1,146.8 million, in addition we recorded an impairment of Long-Lived assets held for use of SEK 416.4 million.

Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001

The following table presents revenue information by revenue category for the six months ended June 30, 2001 and 2002 (in SEK 000's):

	Six months ended June 30,
Revenue Category	2001	2002
Direct	380,377	624,877
Wholesale	325,862	255,565
Indirect and other	208,428	268,632
Total Consolidated Operating Revenues	914,666	1,149,074

Operating Revenues

Consolidated operating revenues increased to approximately SEK 1,149.1 million for the six months ended June 30, 2002 from approximately SEK 914.7 million over the same period in 2001. This increase in consolidated operating revenues primarily resulted from the expansion of our network that enabled us to increase our customer base and the volume of our customer traffic. We had approximately 21,721 business customers as of June 30, 2002, compared to 19,726, as of June 30, 2001. The continued phase-out of low margin revenue and to some extent the financial concerns about us, has in our opinion, negatively impacted the revenues.

Direct revenues increased to approximately SEK 624.9 million for the six months ended June 30, 2002, from approximately SEK 380.4 million over the same period in 2001. For the six months ended June 30, 2002, the total number of directly connected customers across our network increased to 6,644 from 5,054 as of June 30, 2001. As a percentage of our consolidated operating revenues, direct revenues increased to 54.4% for the six months ended June 30, 2002, from 41.6% over the same period in 2001. This increase in direct revenues was attributable mostly to the increase in the number of directly connected customers. During the six months ended June 30, 2002, our hosting revenues continued to be negatively impacted by the general downturn in the overall Internet market. We believe that any future growth in our direct revenues will come primarily from the addition of corporate customers signing on to our network and from additional services requested by our existing customers.

Wholesale revenues decreased to approximately SEK 255.6 million for the six months ended June 30, 2002 from approximately SEK 325.9 million over the same period in 2001. As a percentage of our consolidated operating revenues, wholesale revenues fell to 22.2% for the six months ended June 30, 2002 from 35.6% over the same period in 2001. This decrease in wholesale revenues was attributable to the phase out of some wholesale revenues in December 2001 as part or our strategy to focus on core, high margin activities and to gradually eliminate low margin business. In addition, we increased our prices to end-customers during 2001 and the first quarter 2002 to compensate for the increased costs of terminating fixed calls on mobile networks. These increased prices did not have a significant impact on our wholesale revenues during the six months ended June 30, 2002. However, we anticipate that this price increase may result in a decrease in customer numbers and lower revenues in future periods.

Indirect and other revenues increased to approximately SEK 268.6 million for the six months ended June 30, 2002, from approximately SEK 208.4 million over the same period in 2001. As a percentage of our consolidated operating revenues for the period, indirect and other revenues increased to 23.4% for the six months ended June 30, 2002 from 22.8% over the same period in 2001. This increase in indirect and other revenues was attributable to the expansion of our network, which resulted in an increase in the number of, and traffic generated by, indirectly-connected customers.

Total operating revenues in Sweden decreased to approximately SEK 388.8 million for the six months ended June 30, 2002 (representing 33.8% of our total operating revenue for the period) from approximately SEK 425.9 million (representing 46.6% of our total operating revenues) over the same period in 2001. We had approximately 6,541 business customers in Sweden as of June 30, 2002, compared to 6,509 as of June 30, 2001. This decrease in wholesale revenues was attributable to the phase out of the wholesale revenues of a Swedish reseller in December 2001 as part or our strategy to focus on core, high margin activities and to gradually eliminate low margin business. The decrease in percentage of total operating revenues was due to the revenue growth in Finland.

In Finland, our operating revenues increased to SEK 340.2 million for the six months ended June 30, 2002 (representing 29.6% of our total operating revenue for the period) compared to SEK 103.6 million (representing 11.3% of our total operating revenues) for the same period in 2001. We had approximately 6,399 business customers in Finland as of June 30, 2002, compared to 5,666 over the same period in 2001. This increase in revenues resulted primarily from our acquisition in June 2001 of Telia Finland.

In Norway, our operating revenues increased to approximately SEK 230.1 million for the six months ended June 30, 2002 (representing 20.0% of our total operating revenue for the period) compared to approximately SEK 181.3 million (representing 19.8% of our total operating revenues) over the same period in 2001. We had approximately 5,929 business customers in Norway as of June 30, 2002 compared to approximately 4,574 for the same period in 2001. Our operating revenues in Norway increased as a result of expansion of business and of our customer base.

In Denmark, our operating revenues decreased to approximately SEK 190.0 million for the six months ended June 30, 2002 (representing 16.6% of our total operating revenue for the period) compared to approximately SEK 203.9 million (representing 22.3% of our total operating revenues) over the same period in 2001. We had approximately 2,852 business customers in Denmark as of June 30, 2002, compared to 2,977 for the same period in 2001. The decrease in operating revenues was mainly due to loss of reseller activities during 2001.

Costs of Revenues, Excluding Depreciation and Amortization

Our costs of revenues, excluding depreciation and amortization, increased to approximately SEK 684.8 million for the six months ended June 30, 2002 from approximately SEK 618.1 million over the same period in 2001. This increase resulted primarily from increased customer traffic, which resulted in higher payments to incumbent telecommunications operators and other carriers for leased capacity and interconnection charges.

Direct costs decreased to approximately SEK 372.4 million for the six months ended June 30, 2002 from approximately SEK 409.6 million over the same period in 2001. Direct costs as a percentage of consolidated operating revenues were 32.4% for the six months ended June 30, 2002, compared to 44.8% for the same period in 2001. This decrease is attributable primarily to a reduction in our interconnection costs due to our build out of additional points of presence and the reduction of the distances that traffic travels on the networks of other carriers.

Indirect costs increased to approximately SEK 312.4 million for the six months ended June 30, 2002 from approximately SEK 208.5 million over the same period in 2001. This was primarily a result of higher customer installation costs and costs for leased capacity resulting from new customer acquisitions. As a percentage of consolidated operating revenues, indirect costs totaled 27.2% for the six months ended June 30, 2002, compared to 22.8% for the same period in 2001.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased to approximately SEK 538.7 million for the six months ended June 30, 2002, from approximately SEK 572.4 million over the same period in 2001 (excluding non-recurring restructuring costs in 2001). The cost decrease is principally due to reconstructuring programs where employees were made redundant in order to streamline our operations and maximize synergies from recent acquisitions. We have also a continued tight cost control.

Our overall employee base decreased from 1,309 employees as of June 30, 2001 to 994 as of June 30, 2002. Our payroll expenses have decreased to approximately SEK 235.9 million for the six months ended June 30, 2002 from approximately SEK 239.8 million over the same period in 2001.

Depreciation and Amortization

Depreciation and amortization increased to approximately SEK 504.2 million for the six months ended June 30, 2002 from approximately SEK 246.8 million over the same period in 2001. The majority of this increase resulted from higher depreciation of our network assets since the completion of our network and amortization of goodwill from the businesses we acquired during the second quarter 2001. As discussed above, and in Note 8 to the condensed consolidated financial statements, amortization of goodwill will be suspended upon implementation of SFAS 142.

Interest Income (Expense), Net

Net interest expense increased to approximately SEK 323.1 million for the six months ended June 30, 2002 from SEK 206.3 million over the same period in 2001. The increase resulted principally from a weak Swedish kronor compared to the U.S. dollar and the euro but also from an increase in interest expense due to our issuance of notes in January 2001. Our interest expense on issued notes was offset to a minor degree by interest income on cash and cash equivalents as well as government securities that we purchased, pledged and transferred to collateral accounts to secure the first six scheduled interest payments on the notes we issued in May 1999. The interest on these government securities has ceased to accrue following the release of our last escrow interest payment on May 15, 2002. The offsetting effect of interest income has also decreased during 2001 and the second quarter of 2002 due to the depletion of some of our cash resources.

Other Income (Expense), Net

We recorded net other expense of approximately SEK 11.1 million for the six months ended June 30, 2002, compared to net other expense of approximately SEK 22.2 million over the same period in 2001. This increase in net other expense resulted primarily from the loss of the income effect that our previous derivative instruments had. These instruments were terminated in October 2001. Included in Other income (Expense) is also a loss on sale of fixed assets of SEK 17 million in the first quarter of 2002.

Foreign Exchange Gains (Losses), Net

We recorded a net foreign exchange gain of approximately SEK 283.7 million for the six months ended June 30, 2002, compared to a net foreign exchange loss of approximately SEK 2.2 million over the same period in 2001. Net foreign exchange gain resulted principally from the effects that fluctuations in exchange rates of the U.S. dollar and the euro has on our debt denominated in these currencies. Since October 2001, no foreign exchange forward contracts have been entered into and thus the gross impact of foreign currency fluctuations is recorded as Foreign exchange gains (losses).

Impairment

The cumulative effect of change in accounting principle resulted in an impairment charge of SEK 1,146.8 million, in addition we recorded an impairment of Long-Lived assets held for use of SEK 416.4 million.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The following table presents revenue information by revenue category for the years ended December 31, 2000 and 2001 (in SEK 000's):

	Year ended December 31,
Revenue Category	2000	2001

Direct	474,379	937,117
Wholesale	287,236	705,488
Indirect and other	285,755	520,055

Total Consolidated Operating Revenues	1,047,370	2,162,660

Operating Revenues

Consolidated operating revenues increased to approximately SEK 2,162.7 million for the year ended December 31, 2001 from approximately SEK 1,047.4 million over the same period in 2000. This increase in consolidated operating revenues primarily resulted from the expansion of our network, that enabled us to increase our customer base and the volume of our customer traffic. We had approximately 20,728 business customers as of December 31, 2001, compared to 12,980 at the year-end 2000. In addition, the increase in consolidated operating revenues also reflects our acquisitions of Telia Finland and Sonera's Swedish operations each of which we began consolidating as of the date of acquisition.

Direct revenues increased to approximately SEK 937.1 million for the year ended December 31, 2001 (which represented approximately 43% of consolidated operating revenues for the year) from approximately SEK 474.4 million over the same period in 2000 (which represented approximately 45% of consolidated operating revenues for the year). This increase in direct revenues was attributable primarily to the expansion of our network and an increase in directly-connected customer traffic. As of December 31, 2001, the total number of directly-connected customers across our network increased to 5,605 compared to 2,458 at the year end 2000. This increase in direct revenues was attributable mostly to the 128% increase in the number of directly-connected customers, as well as to the full consolidation of Telia Finland and Sonera's Swedish operations. During 2001, our hosting revenues were negatively impacted by the general downturn in the overall Internet market. We believe that any future growth in our direct revenues will come primarily from the addition of corporate customers signing on to our network.

Wholesale revenues increased to approximately SEK 705.5 million for the year ended December 31, 2001 (which represented approximately 33% of consolidated operating revenues for the year) from approximately SEK 287.2 million over the same period in 2000 (which represented approximately 27% of consolidated operating revenues for the year). This increase in wholesale revenues was attributable to the expansion of our network, which allowed us to sell some of our excess capacity to resellers and carriers at competitive prices. We increased our prices to end-customers during 2001 to compensate for the increased costs of terminating fixed calls on mobile networks. The increased prices did not have a significant impact on our wholesale revenues during 2001. However we anticipate that this might result in decreasing number of customers and lower revenues in future periods.

Indirect and other revenues increased to approximately SEK 520.1 million for the year ended December 31, 2001 (which represented approximately 24% of consolidated operating revenues for the year) from approximately SEK 285.8 million over the same period in 2000 (which represented approximately 27% of consolidated operating revenues for the year). This increase in indirect and other revenues was attributable to the expansion of our network which resulted in an increase in the number of and traffic generated by indirectly-connected customers.

Total operating revenues in Sweden increased to approximately SEK 915.3 million for the year ended December 31, 2001, representing 42% of our total operating revenue for the period, from approximately SEK 518.2 million (representing 49% of our total operating revenues) over the same period in 2000. We had approximately 6,826 business customers in Sweden as of December 31, 2001, compared to 4,744 at the year end 2000. Our operating revenues in Sweden increased also as a result of the full consolidation of Sonera's Swedish operations.

In Norway, we had operating revenues of approximately SEK 396.3 million for the year ended December 31, 2001, representing 19% of our total operating revenue for the period, compared to approximately SEK 204.6 million (representing 20% of our total operating revenues) at the year end 2000. We had approximately 5,222 business customers in Norway as of December 31, 2001, compared to 4,616 for the same period in 2000.

In Denmark, we had operating revenues of approximately SEK 395.5 million for the year ended December 31, 2001, representing 18% of our total operating revenue for the period, compared to approximately SEK 226.5 million (representing 22% of our total operating revenues) at the year end 2000. We had approximately 2,538 business customers in Denmark as of December 31, 2001, compared to 2,109 for the same period in 2000.

In Finland, we had operating revenues of SEK 455.4 million for the year ended December 31, 2001, representing 21% of our total operating revenue for the period, compared to SEK 98.0 million (representing 9% of our total operating revenues) at the year end 2000. We had approximately 6,142 business customers in Finland as of December 31, 2001, compared to 1,511 at the year end 2000. This increase in revenues resulted primarily from the full consolidation of Telia Finland.

Cost of Revenues, Excluding Depreciation and Amortization

Our cost of revenues, excluding depreciation and amortization, increased to approximately SEK 1,430.4 million for the year ended December 31, 2001 from approximately SEK 668.4 million over the same period in 2000. This increase resulted primarily from increased customer traffic, which resulted in higher payments to incumbent telecommunications operators and other carriers for leased capacity and interconnection charges. We have also experienced a reduction in interconnection costs due to our build-out of additional points of presence.

Direct costs increased to approximately SEK 916.2 million for the year ended December 31, 2001 from approximately SEK 447.9 million over the same period in 2000. This increase resulted primarily from increased traffic originating on our network due to the expansion of our customer base, greater usage by carriers and resellers, and increased interconnection costs. Direct costs as a percentage of consolidated operating revenues were 42% for the year ended December 31, 2001, compared to 43% for the same period in 2000. The percentage decrease is attributable to a reduction in interconnection costs due to our build out of additional points of presence and an increasing percentage of our customers directly connected to our own network. The decrease is slightly offset by higher costs for terminating fixed calls on mobile networks.

Indirect costs increased to approximately SEK 514.2 million for the year ended December 31, 2001 from approximately SEK 220.6 million over the same period in 2000. This increase was primarily a result of higher customer installation costs and costs for leased capacity resulting from new customer acquisitions. As a percentage of consolidated operating revenues, indirect costs increased 24%, for the year ended December 31, 2001, compared to 21% for the same period in 2000.

Selling, General and Administrative Expenses

Including non-recurring restructuring costs, selling, general and administrative expenses increased to approximately SEK 1,422.2 million for the year ended December 31, 2001 from approximately SEK 710.6 million over the same period in 2000. This increase resulted mainly from the change in the group structure caused by the acquisitions of Telia Finland Oy and Sonera's Swedish operations, and the accompanying significant increase in operation, and the number of employees.

Non-recurring restructuring charges for the year ended December 31, 2001 totaled SEK 164.4 million. These charges include costs incurred in connection with unutilized office space and from the payment of termination packages to approximately 150 employees in Sweden and Norway who were made redundant so that we could streamline our operations. Our overall employee base increased from 955 employees for the year ended December 31, 2000, to 1,076 at the year-end 2001, representing a 12.7% increase. The increase in number of employees was primarily due to expanding continuing operations, although the increase was partly offset by recent lay offs. Furthermore the average number of employees increased to 1,182 in 2001 compared to 820 in 2000. Consequently, our payroll expenses have risen to approximately SEK 557.1 million for the year ended December 31, 2001 from approximately SEK 277.9 million over the same period in 2000.

Depreciation and Amortization

Depreciation and amortization increased to approximately SEK 650.2 million for the year ended December 31, 2001 from approximately SEK 237.5 million over the same period in 2000. The majority of this increase resulted from higher depreciation since our network is essentially completed and amortization on goodwill from acquired businesses during 2001. Amortization associated with our acquisitions in 2000 and 2001 was approximately SEK 91.3 million for the year ended December 31, 2001, including a write down of the goodwill in Cegal AS, prior to the sale of the operations.

Interest Income (Expense), Net

Net interest expense increased to approximately SEK 480.3 million for the year ended December 31, 2001 from approximately SEK 204.1 million over the same period in 2000. The increase resulted principally from the issuance of our notes in January 2001. Interest expense on issued notes is to a minor degree offset by interest income on cash and cash equivalents as well as government securities, which we purchased, pledged and transferred to the collateral agents to secure payments of the first six scheduled interest payments on the notes issued in May 1999.

Other Income (Expense), Net

We recorded net other expense of approximately SEK 36.2 million for the year ended December 31, 2001, compared to net other expense of approximately SEK 9.3 million over the same period in 2000. The increase in net other expense resulted primarily from the loss on a sale of other fixed assets of SEK 32.8 million and the loss of the sale of our PBX activities and consulting activities in Stavanger, Norway of SEK 30.4 million. The increase was partly offset by the income effect of the closing of all our interest rate swap agreements on September 20, 2001 that generated SEK 40.3 million. As discussed above, and in Note 16 to the condensed consolidated financial statements, our foreign exchange forward contracts and interest rate swaps do not qualify for hedge accounting under SFAS 133.

Foreign Exchange Gains (Losses)

We recorded a net foreign exchange gain of approximately SEK 95.4 million for the year ended December 31, 2001, compared to a net foreign exchange loss of approximately SEK 36.0 million over the same period in 2000. Net foreign exchange losses resulted principally from the effects that fluctuations in exchange rates of the U.S. dollar and euro has on our debt denominated in these currencies. These effects through October 2001 were principally offset by unrealized gains or losses on foreign exchange forward contracts. Since October 2001 no foreign exchange forward contracts have been entered into and thus the gross impact of foreign currency fluctuations was recorded as Foreign exchange gains (losses).

Liquidity and Capital Resources

We have incurred significant operating losses and negative cash flows as a result of the expansion of our operations and capital expenditures related to the completion of the build-out of our network. We believe that we will continue to incur losses and negative cash flows. However, as our network build-out in all material respects is complete, we expect our cash outflow to decrease.

Since we were founded, we have financed our operations through operating cash flows, equity contributions and long-term debt financing.

In May 1999, we completed an offering consisting of:

  150,000 dollar units, consisting of $150 million of 13.0% senior dollar notes due 2009 and dollar warrants to purchase 40,403 of our ordinary shares and

  100,000 euro units, consisting of EUR 100 million 13.0% senior euro notes due 2009 and euro warrants to purchase 28,740 of our ordinary shares.

In December 1999, we completed an offering of EUR 150 million 11⅞% senior notes due 2009.

In March 2000, our parent company, Song Networks Holding, completed its initial public offering raising approximately $519 million in net proceeds. In connection with Song Networks Holding's initial public offering, we elected to cancel the dollar warrants and the euro warrants issued by us as part of our units offering in May 1999. Therefore, in accordance with a formula set forth in the warrant agreements, we issued to Song Networks Holding 390,845 shares with a nominal value of EUR 0.01 per share for cash consideration of EUR 3,908, and Song Networks Holding issued to the warrant holders 4,521,159 ordinary shares as consideration for the cancellation of the dollar warrants and the euro warrants.

During 2000, Song Networks Holding loaned us a total of SEK 4.43 billion, which principally represented the net proceeds from the public offering. In order to enable us to be in compliance with the provisions of the indentures governing our outstanding notes, on December 13, 2000, Song Networks Holding converted its loan to us into a capital contribution.

In January 2001, we completed an offering of EUR 175 million 12⅜% senior notes due 2008.

In November 2001, Song Networks Holding put in place a receivables financing arrangement with Svenska Handelsbanken, with an initial commitment limit and draw-down potential of SEK 300 million. The facility will be secured by accounts receivables. The total amount that can be borrowed pursuant to this credit facility, which is secured by Song's accounts receivable, is limited to 65% of our receivables not older than 60 days.

Net cash used by financing activities used to fund net cash outflow from operating and investing activities was SEK 7.5 million for the six months ended June 30, 2002, compared to net cash provided from such activities of SEK 1.7 billion over the same period in 2001. The decrease was primarily due to our offering of notes in January 2001.

Net cash provided by investing and operating activities was SEK 55.1 million during the six months ended June 30, 2002, compared to SEK 2.1 billion used over the same period in 2001. Our net cash used in investing and operating activities decreased significantly due to a decrease in net investments in government securities and decreased capital expenditures.

We made total capital expenditures, on a consolidated basis, of SEK 562.6 million during the six months ended June 30, 2002, compared to SEK 1.6 billion over the same period in 2001. This decrease in capital expenditures is due primarily to the completion of the build-out of our network. The expenditures during the first quarter 2002 were primarily due to customer driven investments and the development of a data center in Norway.

We estimate that net committed capital expenditures will total approximately SEK 500 million in 2002. Including capital expenditures already committed in 2001 the total cash effect will be approximately SEK 780 million.

Our actual capital expenditures will depend on many factors, including:

  the success of our business,

  the types of services we offer,

  demand for customer-driven services, including upgrading our service offerings,

  staffing levels, and

  customer growth.

Many factors that will affect our capital expenditures are not within our control, including regulatory developments, capital costs and competitive conditions within the Nordic communications market.

We currently maintain cash balances and interest-bearing investments that can be liquidated quickly. As of June 30, 2002, we had approximately SEK 219.9 million in cash and short-term investments. In addition we have access to a receivables financing arrangement with an initial commitment limit and draw-down potential of SEK 300 million, whereof SEK 70 million (USD 8 million) has been used. The facility is secured by accounts receivables. The total amount that can be borrowed pursuant to this credit facility, which is secured by Song's accounts receivable, is limited to 65% of our receivables not older than 60 days.

The business combination agreement that our parent company Song Networks Holding AB entered into with Telenor Business Solutions Holding AS on July 9 was terminated on August 13. The termination of the business combination agreement with Telenor resulted from the lack of support of an ad hoc committee of bondholders of us regarding the restructuring terms resulting from the agreement, as well as the committee's positive view regarding our restructuring potential. We and the committee are considering a number of potential restructuring alternatives and we will make further announcements regarding our restructuring as appropriate. We expect to complete a restructuring, conclude an Extraordinary General Meeting and close these transactions by the end of October 2002.

On August 1, 2002, we announced that we would not make the interest coupon payment scheduled on August 1, 2002 on the EUR 175 million 12⅜% Senior Notes due 2008. August 30, 2002, is the last date in making such interest payment under the relevant note indenture before such failure constitutes an Event of Default that would give rise to potential acceleration of the Senior Bonds.

During the restructuring process, and assuming Song Networks does not make payment on any of its bonds, the Company believes that its existing operating cash resources will suffice until the end of 2002. Thereafter operations will not be able to continue as a going concern without additional liquidity injections or debt restructuring.

Notwithstanding this, our ability to obtain necessary financing and to generate cash flows is subject to numerous risks and uncertainties, some of which are beyond our control. See "Item 3-Key Information-Risk Factors-To continue to implement our business plan, we will need additional financing. If we fail to secure sufficient additional financing, our business will be adversely affected and we may effectively cease to be able to conduct our business," contained in our Annual Report on Form 20-F filed for the fiscal year ended December 31, 2001.

Goodwill

As of June 30, 2002, net goodwill recorded by us in connection with our acquisition of Telia Finland had a net carrying value of approximately SEK 157.2 million. Goodwill recorded in connection with this acquisition has historically been amortized on a straight-line basis over 10 years. Amortization of goodwill has been suspended upon implementation of SFAS 142.

In recognition of impairment indicators being in evidence the Group has performed the first of the required impairment tests of goodwill and indefinite lived intangible assets as of June 30, 2002. The impairment test has entailed comparing discounted future cash flows with the carrying value of intangible assets. Expected revenues, expenses, capital expenditure and changes in working capital have been based on the Company's business plan. Expected tax payments have reflected net operating losses and the ability to deter payments by means of excess tax depreciation. A discount rate of 19% has been applied.

The test has indicated that SEK 1,146.8 million of goodwill is permanently impaired. The impairment charge has been recorded in the second quarter 2002. After the impairment charge recorded in the second quarter of 2002 the only remaining goodwill relates to the 2001 acquisition of Telia Oy in Finland.

Foreign Currency

A significant portion of our revenues and expenses are denominated in Swedish kronor. As our operations in Norway, Denmark and Finland expand, an increasing portion of our revenues and expenses are denominated in currencies other than the Swedish kronor, including Norwegian kroner, Danish kroner and euro. In particular, the euro represents an increasing percentage of our total revenues as a result of the Telia Finland acquisition. Interest payments on our outstanding notes are made either in dollars or euros. As a result, we are exposed to foreign exchange risks, and our results of operations likely will be affected by fluctuations in the value of the local currencies in which we transact business to the extent that such exposures are not hedged effectively.

Seasonality

The level of our revenue in any given month is influenced by the number of business days in the month. In addition, we historically experience reduced levels of revenue in the months of July, August, December and January, because these months are traditional holiday periods in the Nordic countries.

Inflation

We do not believe that inflation has had a material effect on our results of operations and financial condition for any of the periods discussed.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our management of financial instruments is based on the need to finance our business activities, manage our liquidity and hedge the financial exposure that results from our operations.

Our primary market risk arises from foreign currency exchange rate fluctuations and interest rate fluctuations.

Our principal foreign exchange rate risk arises from our obligations under our outstanding dollar and euro denominated notes, because our revenues and expenses are principally denominated in Swedish kronor. We have historically hedged a certain amount of this exposure using foreign currency forward exchange contracts until October 2001. From that date we have decided upon an unhedged position.

A significant portion of our revenues and expenses are denominated in Swedish kronor. As our operations in Norway, Denmark and Finland expand, an increasing portion of our revenues and expenses are denominated in currencies other than the Swedish kronor, including Norwegian kroner, Danish kroner and euro. In particular, the euro is representing an increasing percentage of our total revenues as a result of the Telia Finland acquisition. As a result we will be exposed to foreign exchange risks, and our results of operations likely will be affected by fluctuations in the value of the local currencies in which we transact business to the extent that such exposures are not hedged effectively.

The following tables provide information about our derivative financial instruments and other financial instruments that are sensitive to foreign currency exchange rates, including foreign currency forward exchange contracts and foreign currency denominated debt obligations. For foreign currency denominated debt obligations, the tables present principal cash flows, related weighted-average interest rates by expected maturity dates and applicable average forward foreign currency exchange rates.

Balance Sheet Exposures

Operations with Swedish Krona Functional Currency

Principal (Notional) Amount by Expected Maturity

Average Forward Foreign Currency Exchange Rate (SEK/Foreign Currency)

(SEK in millions)	2001	2002	2003	2004	2005	Thereafter	Total	Fair Value June 30, 2002

Long-term Debt Denominated in Foreign Currencies
United States Dollars
Fixed Rate	-	-	-	-	-	1,381	1,381	173
Avg. Interest Rate	13.0%	13.0%	13.0%	13.0%	13.0%	13.0%
Euros
Fixed Rate	-	-	-	-	-	3,857	3,857	482
Avg. Interest Rate	12.3%	12.3%	12.3%	12.3%	12.3%	12.3%

Our principal interest rate risk arises from our obligations under our outstanding dollar and euro denominated notes. All euro and dollar denominated notes are fixed rate obligations. Historically we have entered into interest rate swap agreements to convert a portion of the dollar and euro denominated notes from a fixed rate obligation to a floating rate obligation. In September 2001 all interest rate swap contracts were terminated.

The following table provides information about our other financial instruments that are sensitive to interest rates. The table presents principal cash flows and related weighted-average interest rates by expected maturity date.

Interest Rate Sensitivity

Principal (Notional) Amount by Expected Maturity

Average Interest Rate (Swap) Rate

(SEK in millions)	2001	2002	2003	2004	2005	Thereafter	Total	Fair Value June 30, 2002

Liabilities
Long-term Debt, including Current Portion
Fixed Rate	-	-	-	-	-	5,238	5,238	655
Avg. Interest Rate	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

Our indirect Swedish subsidiary, Song Networks AB, is involved in a dispute the construction work of building canalization for optical fibre involving PNB Entreprenad AB and PNB Communication AB. PNB Entreprenad AB has stipulated a total claim of SEK 65 million (i.e. additional compensation for the construction work of building canalization for optical fibre into bridges between Haparanda and Sundsvall, extra compensation for the delayed construction work when building canalization, due to certain obstacles in the ground, and compensation for other construction work made). All compensation to be paid to PNB Entreprenad AB shall be born by us, Utfors AB and Telia AB equally in accordance with the partner agreement (Swedish: "Samförläggningsavtalet") between the parties. There is also an ongoing arbitration procedure between PNB Entreprenad AB and Utfors AB concerning the same issue as described above. The company has stipulated a total claim of SEK 67 million. All compensation to be paid to PNB Entreprenad AB shall be born by us, Utfors AB and Telia AB equally in accordance with the partner agreement (Swedish: "Samförläggnings-avtalet") between the parties. Furthermore, there is an ongoing court proceeding before the District Court in Stockholm (Stockholms Tingsrätt). PNB Communication AB has a total claim of SEK 28 million for the construction work of building canalization for optical fibre in different cities in Sweden. The dispute regards compensation for ordinary construction work as well as construction work for which PNB Communication AB claims additional compensation.

A preliminary settlement agreement has been concluded between our indirect Swedish subsidiary, Song Networks AB, Telia and Tele2 AB regarding interconnection fees. The dispute arises out of traffic from Song Networks AB conveyed by Telia to Tele2's mobile network. The settlement was made in a separate, short-term interconnection agreement, whereby Telia guarantees to forward the traffic to Tele2's mobile network and Song agree to pay an agreed amount per minute for this traffic. The agreement also entails a settlement for the traffic described above for the period July 2000 to November 2001.

Item 2. Changes in Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

On August 2002, we did not make the interest coupon payment of EUR 10,829,000 scheduled for August 1, 2002, on the EUR 175,000,000 12⅜% Senior Notes due 2008. August 30, 2002, is the last day for making such payment in accordance with our relevant bond indentures before such failure constitutes an Event of Default giving rise to potential acceleration of the Senior Notes. Operations throughout Song Networks group are otherwise unaffected at this time.

Item 4. Submission of Matters to a Vote of Security Holders

None

Item 5. Other Information

None.

Item 6. Exhibits and Reports on Form 6-K

(a) Exhibits

Exhibit No. Description

1* Deed of Incorporation and Articles of Association of Tele1 Europe N.V. (filed as Exhibit 3.1 to the Registrant's Registration Statement on Form F-4 (Registration No. 333-10626) filed with the Commission on July 26, 1999, and incorporated herein by reference)

2.1* Euro Indenture, dated as of January 31, 2001, between Tele1 Europe N.V. and United States Trust Company of New York (filed as Exhibit 4.1 to the Registrant's Registration Statement on Form F-4 (Registration No. 333-13266) filed with the Commission on March 9, 2001 and incorporated herein by reference)

2.2* Form of 12⅜ % Senior Notes due 2008 (included as part of Exhibit 2.1)

2.3* Registration Rights Agreement, dated as of January 31, 2001, among Tele1 Europe N.V., Goldman Sachs International and Lehman Brothers International (Europe) (filed as Exhibit 4.3 to the Registrant's Registration Statement on Form F-4 (Registration No. 333-13266) filed with the Commission on March 9, 2001 and incorporated herein by reference)

2.4* Euro Indenture, dated as of December 14, 1999, between Tele1 Europe N.V. and United States Trust Company of New York (filed as Exhibit 4.1 to the Registrant's Registration Statement on Form F-4 (Registration No. 333-11626) filed with the Commission on April 20, 2000 and incorporated herein by reference)

2.5* Form of 11⅞% Senior Notes due 2009 (included as part of Exhibit 2.4)

2.6* Registration Rights Agreement, dated as of December 14, 1999, among Tele1 Europe N.V., Lehman Brothers International (Europe) and Goldman Sachs International (filed as Exhibit 4.3 to the Registrant's Registration Statement on Form F-4 (Registration No. 333-11626) filed with the Commission on April 20, 2000 and incorporated herein by reference)

2.7* Dollar Warrant Agreement, dated May 18, 1999 between Tele1 Europe B.V. and United States Trust Company of New York (filed as Exhibit 10.3 to the Registrant's Registration Statement on Form F-4 (Registration No. 333-10626) filed with the Commission on July 26, 1999, and incorporated herein by reference)

2.8* Euro Warrant Agreement, dated May 18, 1999, between Tele1 Europe B.V. and United States Trust Company of New York (filed as Exhibit 10.4 to the Registrant's Registration Statement on Form F-4 (Registration No. 333-10626) filed with the Commission on July 26, 1999, and incorporated herein by reference)

2.9* Dollar Indenture, dated May 18, 1999 between Tele1 Europe B.V. and United States Trust Company of New York (filed as Exhibit 4.1 to the Registrant's Registration Statement on Form F-4 (Registration No. 333-10626) filed with the Commission on July 26, 1999, and incorporated herein by reference)

2.10* Form of 13% Senior Dollar Notes due 2009 (included as part of Exhibit 2.9)

2.11* Euro Indenture, dated May 18, 1999, between Tele1 Europe B.V. and United States Trust Company of New York (filed as Exhibit 4.3 to the Registrant's Registration Statement on Form F-4 (Registration No. 333-10626) filed with the Commission on July 26, 1999, and incorporated herein by reference)

2.12* Form of 13% Senior Euro Notes due 2009 (included as part of Exhibit 2.11)

2.13* Registration Rights Agreement dated as of May 18, 1999 among Tele1 Europe B.V., Lehman Brothers International (Europe) and Morgan Stanley & Co. International Limited (filed as Exhibit 4.5 to the Registrant's Registration Statement on Form F-4 (Registration No. 333-10626) filed with the Commission on July 26, 1999 and incorporated herein by reference)

3.1* Investment Agreement, dated February 9, 1999, among Providence Equity Partners L.P, Providence Equity Partners II, L.P., De Facto AS, Fritas AS, Fjellbakke AS, Kunskapskontoret AB, Tommy Ekstr` m, Ivar Str` mberg, and Tele1 Europe AB

4.1* Share Purchase Agreement by and between Mika Virta, Joachim Paganus, Petteri Helin, Marko Grahn, Emilia Aari, Sari Heiska, Ann-Christine Bang, Tomi Juutilainen, Sarianne Laihinen, Vesa Rautio and Tele1 Europe in Finland Oy, dated as of May 28, 1999

4.2* Share Sale and Purchase Agreement between Tele1 Europe Group AB and the Shareholders in WinEasy AB, dated December 8, 1999

4.3* Share Purchase Agreement, dated October 1, 1999, between Tele1 Europe A/S, Rasmus Lisbjerg Jensen and Jakob WS. Kjærgaard

4.4* Supply Agreement between Tele1 Europe Group AB and Mercury Corporation dated February 6, 2001

4.5* Purchase Agreement between Tele1 Europe AS and ElTele Rogaland AS dated June 29, 2000

4.6* Asset and Sale Business and Share Agreement between Song Networks AB and Sonera Sverige AB and Sonera Oyj regarding certain assets and business of Sonera Sverige AB dated May 2001.

4.7* Share Purchase Agreement by and between Telia AB and Song Networks Holding AB dated June 20, 2001.

4.8* Asset Purchase Agreement between Song Networks Holding AB and Cegal AS, dated August 2001.

8.1* Subsidiaries of Tele1 Europe N.V. (filed as Exhibit 21.1 to the Registrant's Registration Statement on Form F-4 (Registration No. 333-13266) filed with the Commission on March 9, 2001 and incorporated herein by reference)

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* Previously filed.

(b) Reports on Form 6-K

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2002 By: /s/ Tomas Franzén

Name: Tomas Franzén

Title: President and Chief Executive Officer

Date: August 14, 2002 By: /s/ Liia Nõu

Name: Liia Nõu

Title: Chief Financial Officer